

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 6, 2008

Mr. Walter Merschat
Chief Executive and Financial Officer
Ameriwest Energy Corp.
123 West 1ˢᵗ Ave., Suite 215
Casper, WY 82601

> **Re:**   **Ameriwest Energy Corp.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed August 25, 2008**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2008**
> **Filed August 25, 2008**
> **Response Letter Dated August 25, 2008**
> **File No. 000-52034**

Dear Mr. Merschat:

We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 21

1.   We note your revisions responding to prior comments 4 and 5, describing your material weaknesses and remediation plan. While you state that you have begun the remediation improvements and expect them to be on-going, we note you disclose that there were no changes in your internal control over financial reporting during the three months ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We note the same disclosures in your Form 10-Q/A1 for the

three months ended March 31, 2008 and your Form 10-Q for the three months ended June 30, 2008.

Please expand your disclosure to clarify when you began your remediation improvements and why such improvements did not constitute material changes in your internal control over financial reporting during any of these periods.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Full Cost Method, page F-8

2.   We note your expanded full cost accounting policy disclosure responding to prior comment 10, indicating that only capitalized costs of *proved properties* less accumulated amortization and related deferred income taxes may not exceed the cost center ceiling amount, and stating that you have no costs capitalized that are subject to the ceiling test for impairment. Please note per Rule 4-10(c)(4) of Regulation S-X that *all* capitalized costs are subject to the ceiling test and that for each cost center *all* capitalized costs, less accumulated amortization and related deferred income taxes may not exceed the cost center ceiling amount. Please revise your disclosure accordingly.

Additionally, revise your disclosure to reference Rule 4-10 of Regulation S-X instead of SFAS 69 as the source for the full cost rules. Finally, disclose the method you intend to use to amortize your capitalized oil and gas property costs. We presume you will use the unit of production method; therefore, your policy should address how you treat estimated future expenditures to develop proved reserves and estimated dismantlement and abandonment costs in your depletion calculation.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief